Exhibit 99.4

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Indonesia: Total Acquires Interest in the Sebuku License Offshore Kalimantan
Paris, September 30, 2010 — Total announces the signature of an agreement with Pearl Oil (Sebuku) Ltd (“Pearl”), a subsidiary of Mubadala Development Company PJSC, to acquire a 15% interest in the Sebuku license, in which the Ruby gas discovery was made. Under the terms of the agreement, Pearl Oil, as operator, will retain a 70% interest, Inpex holding further 15%.
Located 300 kilometres south of the Total-operated Peciko facilities, this license covers an area of more than 2,300 square kilometers, in water depths ranging from 50 to 200 metres. The Ruby plan of development was approved by the Indonesian authorities in July 2008 and the operator expects the field to come on stream in 2013, with a natural gas production target of 100 million cubic feet per day (around 1 billion cubic metres per year).
The acquisition will allow Total to consolidate its presence in the Kalimantan region, near the Mahakam and South East Mahakam licenses operated by the Group.
Total E&P Indonesia
Total is present in Indonesia through its affiliates, Total E&P Indonesie and PT Total Oil Indonesia, Total has been present in the country since 1968, with operations concentrated in the Offshore Mahakam block in East Kalimantan. Total is the first gas producing operator in Indonesia and currently contributes to around 80% of the Bontang LNG Plant supply. Indonesia represented 8% of Total Group’s equity production in 2009, amounting to 190,000 barrels of oil equivalent per day.
As part of its Corporate Social Responsibility in Indonesia, Total is also intensely involved in community empowerment and capacity building actions in the areas of education and research, health and nutrition, local economic empowerment, environment and alternative energies. These endeavours are consistent with Total’s commitment to answer the challenges of sustainable development.
Total’s commitment is further exemplified through its manpower program, with 1,700 recruits planned from 2002 to 2017. This effort is aligned with an extensive program to develop national manpower and high level national managers through training and international assignments, as well as career developments for new recruits. Total also continues to enlarge partnerships with national businesses in order to significantly enhance indirect employment, which is currently estimated at 20,000 full time jobs.
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com